Suite 900, 607 14th Street, NW

Washington, DC 20005-2018

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direct dial 202 508 5825
February 1, 2013	direct fax 202 204 5600
akaslow@kilpatricktownsend.com

Michael R. Clampitt

Senior Staff Attorney

Securities and Exchange Commission

Washington, DC 20549

Re:	Cordia Bancorp Inc.

Registration Statement on Form S-4

File No. 333-186087

Dear Mr. Clampitt:

On behalf of Cordia Bancorp Inc. (“Cordia”), enclosed is an amended registration statement (the “Amended Registration Statement”), including exhibits, marked to indicate changes from the registration statement on Form S-4 filed on January 18, 2013 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on January 25, 2013. To aid in your review, we have repeated the staff’s comments followed by Cordia’s responses and indicated where the documents have been revised in response to such comments.

General

Comment No. 1:

We note your response to comment 2 of our letter dated December 5, 2012. Please describe whether a registered offering of the shares acquired in the rights offering is contemplated.

Response to Comment No. 1:

As discussed with SEC Staff, the rights offering was conducted by Bank of Virginia, not Cordia. As a result of the proposed share exchange all outstanding shares of the Bank will be exchanged for shares of Cordia and the Bank will be a wholly owned subsidiary of Cordia. No registration rights were granted nor will any be provided with respect to the shares issued in the rights offering. None of the existing shareholders of Cordia have registration rights.

Michael R. Clampitt

February 1, 2013

Fairness Opinion of Davenport & Company LLC, page 25

Comment No. 2:

Please revise to state whether the consideration was recommended by Cordia or Davenport.

Response to Comment No. 2:

The requested revisions have been made. See page 25.

Comment No. 3:

We note your disclosure on page 27 that Davenport used financial projections to perform its analysis. Please revise to disclose such projections.

Response to Comment No. 3:

The requested revisions have been made. See page 30.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Cordia Comparability to Prior Periods, page 43

Comment No. 4:

Please revise to disclose the amount of each of the individual purchase accounting adjustments (i.e. for each asset acquired and liability assumed) remaining at each of the periods presented and the expected timeframes over which these adjustments will be recognized. In addition, please address whether there have been any adjustments to these amounts or expected realization periods as a result of the significant decreases in the associated balances (e.g. securities, loans and deposits) which have occurred since the date of the initial purchase.

Response to Comment No. 4:

The requested revisions have been made. See page 45.

Michael R. Clampitt

February 1, 2013

Supervision and Regulation, page 64

Comment No. 5:

We note your revisions in response to comment 30 of our letter dated December 5, 2012. Please revise the introductory paragraph to state that all material information has been discussed.

Response to Comment No. 5:

The requested revisions have been made. See page 67.

Cordia Audited Financial Statements

Note 2. Business Combination, page F-46

Comment No. 6:

We note the disclosure of the summary of the fair value of the assets received and liabilities assumed in conjunction with the purchase of the interest in BOVA on December 10, 2010. Please revise to provide additional information addressing the individual purchase accounting adjustments initially recorded for each of the specific assets acquired and liabilities assumed in the transaction. Within the description of these adjustments you should also address the time periods over which these adjustments are expected to be recognized. Similar information should be provided in the interim period financial statements as well.

Response to Comment No. 6:

The requested revisions have been made. See page F-16 and F-48.

*          *          *          *

If you have any questions concerning this submission, please contact the undersigned at 202.508.5825.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Aaron M. Kaslow

Aaron M. Kaslow

Enclosures

cc:	Erin Purnell, U.S. Securities and Exchange Commission
Marc Thomas, U.S. Securities and Exchange Commission

Michael R. Clampitt

February 1, 2013

John Nolan, U.S. Securities and Exchange Commission

Jack Zoeller, Cordia Bancorp, Inc.

Vera Primm, Cordia Bancorp, Inc.

Sean P. Kehoe, Kilpatrick Townsend & Stockton LLP